Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver provides drill results and a project update for the
La Colorada Skarn deposit

Vancouver, B.C. - May 12, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today provided results for 28 additional holes drilled at the La Colorada skarn deposit and an update of the project development.
"Definition drilling continues to add confidence and scope to the skarn deposit, confirming wide, high-grade zones with intercepts up to 277 metre drill widths. Geological and resource modeling are currently underway to provide the foundation for a preliminary economic assessment,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “The 65,000 metre annual drill program prioritizes infill drilling during the first half of 2021, moving to step-out and exploration drilling in the second half of the year.”
Pan American is advancing the La Colorada skarn project, targeting to complete a preliminary economic assessment ("PEA") technical report by the end of 2021. In addition to surface and underground infill diamond drilling, Pan American is commencing geotechnical, ventilation, backfill, geochemistry, and hydro geology field evaluations along with mine, plant and infrastructure design studies with a number of specialized engineering firms. Metallurgical tests continue to demonstrate favourable flotation results and environmental baseline studies are ongoing.
Pan American has submitted permit applications for certain site infrastructure projects that will assist in advancing the skarn project beyond the PEA which, in some cases, will also simultaneously benefit the existing La Colorada mine operations. These include projects such as camp expansions, access road upgrades, potential underground access ramp and shaft excavation entrances, ventilation systems and mine cooling to address the rock temperatures that increase with depth.
Drill highlights include:
•D-30-08-20: 115.25 m at 60 g/t Ag, 0.22% Cu, 3.37% Pb and 6.57% Zn
•D-30-09-20: 189.75 m at 60 g/t Ag, 0.14% Cu, 2.97% Pb and 6.29% Zn
including 38.30 m at 92 g/t Ag, 0.21% Cu, 4.80% Pb and 7.26% Zn
including 52.15 m at 82 g/t Ag, 0.16% Cu, 4.25% Pb and 11.81% Zn
•D-30-12-20: 45.20 m at 48 g/t Ag, 0.18% Cu, 3.12% Pb and 5.83% Zn
•D-30-13-21: 52.10 m at 40 g/t Ag, 0.27% Cu, 1.06% Pb and 4.09% Zn
•D-30-14-21: 57.75 m at 93 g/t Ag, 0.28% Cu, 6.87% Pb and 10.72% Zn
•U-40-20: 98.05 m at 84 g/t Ag, 0.16% Cu, 4.85% Pb and 6.16% Zn
including 70.25 m at 109 g/t Ag, 0.18% Cu, 5.96% Pb and 7.24% Zn
•S-01-21: 145.30 m at 55 g/t Ag, 0.23% Cu, 3.51% Pb and 5.95% Zn
•D-81-04-20: 109.20 m at 70 g/t Ag, 0.20% Cu, 1.58% Pb and 5.64% Zn
•U-34-20: 218.30 m at 41 g/t Ag, 0.26% Cu, 1.49% Pb and 2.99% Zn
including 32.50 m at 57 g/t Ag, 0.38% Cu, 2.20% Pb and 4.24% Zn
•D-57-08-20: 137.45 m at 31 g/t Ag, 0.10% Cu, 1.92% Pb and 3.55% Zn
including 38.75 m at 81 g/t Ag, 0.22% Cu, 4.58% Pb and 7.91% Zn
•D-107-03-20: 98.10 m at 79 g/t Ag, 0.15% Cu, 0.29% Pb and 2.96% Zn
•S-65-20: 206.10 m at 28 g/t Ag, 0.10% Cu, 1.45% Pb and 3.13% Zn
•S-67-A-20: 277.15 m at 26 g/t Ag, 0.14% Cu, 1.86% Pb and 3.76% Zn

PAN AMERICAN SILVER CORP. 1

Highlights of recent drilling:
•22,567 metres drilled over the last seven months; 80% of drilling focused on infill definition and 20% on exploration testing the skarn limits.
•Several holes in the northern and western part of the skarn, such as D-107-03-20 or U-40-20, have returned significantly higher-grade silver than the average inferred resource silver grade.
•Hole D-81-04-20 is a 100 metre step-out, which extends the northern portion of the skarn resource that remains open for further expansions.
•Seven surface infill holes (D-30-08/09/10/11A/12/13 and 14) confirm continuity of the high-grade core of the skarn.
•Underground drillhole U-40-20 extends mineralization to the west and to depth with a high-grade massive sulphide intercept of 70.25 metres at 109 g/t Ag, 0.18% Cu, 5.96% Pb and 7.24% Zn.
•Infill hole D-57-08-20 located 80 metres east of U-40-20 extends mineralization to depth in the west portion of the resource.
•Infill hole S-01-21 increases potential to the east with massive sulphide mineralization of 145 metres at 55 g/t Ag, 3.51% Pb and 5.95% Zn.

PAN AMERICAN SILVER CORP. 2

SUMMARY OF DRILL RESULTS
The following table provides the drill results for the La Colorada skarn deposit for the second half of 2020 and the first quarter of 2021. Previous drill results are not included in this table (see Pan American's news releases dated October 23, 2018, February 21, 2019, May 8, 2019, August 1, 2019, October 30, 2019, February 13, 2020 and August 4, 2020 for previous drill results).
Please see our website at: panamericansilver.com for further information, including cross sections, plan and images of the mineralized core.

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu %	Pb %	Zn %
D-107-03-20	1287.85	1385.95	98.10	79	0.15	0.29	2.96
D-30-07-20	1100.50	1105.80	5.30	89	0.62	5.08	14.30
D-30-08-20	1048.55	1163.80	115.25	60	0.22	3.37	6.57
D-30-09-20	985.40	1175.15	189.75	60	0.14	2.97	6.29
incl.	985.40	1023.70	38.30	92	0.21	4.80	7.26
incl.	1116.80	1168.95	52.15	82	0.16	4.25	11.81
D-30-11-A-20	1071.35	1122.85	51.50	51	0.19	2.57	3.56
incl.	1092.80	1121.25	28.45	79	0.29	4.23	5.19
D-30-12-20	955.65	1000.85	45.20	48	0.18	3.12	5.83
D-30-13-21	961.90	1014.00	52.10	40	0.27	1.06	4.09
incl.	961.90	973.70	11.80	109	0.84	1.92	10.49
D-30-14-21	993.65	1051.40	57.75	93	0.28	6.87	10.72
and	1098.50	1112.70	14.20	46	0.33	2.20	3.89
and	1178.55	1196.55	18.00	58	0.52	2.09	4.27
D-57-07-20	1174.80	1192.45	17.65	61	0.06	1.97	2.60
D-57-08-20	1070.50	1207.95	137.45	31	0.10	1.92	3.55
incl.	1070.50	1109.25	38.75	81	0.22	4.58	7.91
D-59-01-21	959.20	1010.55	51.35	80	0.32	2.35	6.46
incl.	991.10	1010.55	19.45	155	0.51	3.61	9.33
and	1062.90	1076.90	14.00	131	0.01	2.18	2.34
and	1278.00	1371.85	93.85	53	0.29	0.36	3.51
D-59-02-21	1303.40	1360.50	57.10	56	0.13	0.75	3.68
D-81-04-20	1115.50	1224.70	109.20	70	0.20	1.58	5.64
D-95-02-20	1386.40	1393.70	7.30	112	0.14	2.97	2.16
and	1442.45	1466.45	24.00	53	0.38	4.39	9.31
D-95-02-R-20	1637.10	1638.35	1.25	395	6.13	2.31	0.68
S-32-B-20	833.85	841.80	7.95	337	0.97	10.40	16.19
and	845.35	851.25	5.90	1016	1.35	13.91	23.38
and	918.20	928.70	10.50	48	0.12	1.98	4.83
S-59-20	1222.75	1367.45	144.70	27	0.09	0.51	2.79
and	1508.75	1571.30	62.55	80	0.91	0.32	0.62
S-61-20	1457.75	1612.70	154.95	36	0.20	1.42	2.59
incl.	1502.50	1544.85	42.35	47	0.34	2.87	3.37

PAN AMERICAN SILVER CORP. 3

Hole No.	From (m)	To (m)	Interval (m) (1)	Ag g/t	Cu %	Pb %	Zn %
S-65-20	638.05	644.10	6.05	279	1.21	3.76	3.68
and	967.30	1034.70	67.40	21	0.05	1.63	2.37
and	1152.95	1359.05	206.10	28	0.10	1.45	3.13
incl.	1166.95	1203.00	36.05	55	0.19	2.48	5.20
and	1390.55	1435.25	44.70	84	0.22	1.01	3.46
S-67-20	581.00	584.40	3.40	559	0.42	1.24	0.04
S-67-A-20	1240.85	1518.00	277.15	26	0.14	1.86	3.76
incl.	1408.45	1427.65	19.20	61	0.22	4.40	9.76
incl.	1448.60	1470.10	21.50	55	0.35	5.32	7.29
U-34-20	541.00	759.30	218.30	41	0.26	1.49	2.99
incl.	615.90	648.40	32.50	57	0.38	2.20	4.24
and	843.95	853.50	9.55	108	0.15	2.38	5.73
U-35-20	248.30	272.30	24.00	58	0.13	4.43	8.71
U-36-20	321.00	348.65	27.65	33	0.23	0.62	2.20
U-39-20	241.65	254.15	12.50	90	0.18	2.24	6.56
U-40-20	726.50	824.55	98.05	84	0.16	4.85	6.16
incl.	726.50	796.75	70.25	109	0.18	5.96	7.24
S-01-21 (2)	989.10	999.90	10.80	37	0.24	1.94	4.08
and	1049.20	1194.50	145.30	55	0.23	3.51	5.95
(1) True widths of the mineralized intervals are unknown at this time.
(2) Drillhole S-01-21 reporting is on partial assay results
No significant results were registered in drillhole D-30-11-20

PAN AMERICAN SILVER CORP. 4

La Colorada Skarn - Drill Hole Collar Information

Drill Hole ID	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-107-03-20	5055.2	5613.0	1700.2	602.5	99	-84
D-30-07-20	5454.8	5461.4	1878.4	476.0	95	-83
D-30-08-20	5454.8	5461.6	1857.5	465.4	229	-83
D-30-09-20	5454.8	5462.1	1836.6	534.0	290	-82
D-30-11-20	5455.9	5461.7	1981.6	176.0	135	-88
D-30-11-A-20	5455.7	5461.6	1965.2	676.1	161	-87
D-30-12-20	5454.2	5461.1	1850.0	592.8	299	-82
D-30-13-21	5452.8	5460.9	1796.0	692.0	315	-81
D-30-14-21	5453.8	5460.0	1817.0	791.5	308	-79
D-57-07-20	4886.1	5066.7	1742.2	835.9	187	-83
D-57-08-20	4886.6	5067.1	1756.2	950.8	272	-83
D-59-01-21	5234.7	5502.9	1672.2	665.3	299	-83
D-59-02-21	5231.1	5503.8	1619.3	572.5	321	-77
D-81-04-20	5807.8	5773.3	1858.3	782.1	119	-82
D-95-02-20	5388.1	5129.1	1743.8	683.7	310	-85
D-95-02-R-20	5375.4	5171.5	1329.1	742.9	342	-83
S-32-B-20	5805.0	5207.6	2482.0	1039.3	340	-78
S-59-20	5241.4	5503.7	2570.1	1652.8	247	-88
S-61-20	5278.8	5261.0	2564.1	1634.3	190	-89
S-65-20	5288.6	5435.9	2556.9	1651.8	198	-88
S-67-20	5286.5	5376.4	2555.7	592.3	196	-90
S-67-A-20	5286.5	5376.4	2555.7	1067.7	214	-89
U-34-20	5258.5	5415.6	1999.0	853.5	118	-79
U-35-20	5175.3	5518.3	1998.1	511.0	45	-78
U-36-20	5124.1	5202.0	2031.4	672.0	30	-84
U-39-20	5174.8	5516.5	1997.7	266.8	83	-89
U-40-20	4843.0	5323.0	1995.0	1047.7	180	-83
S-01-21	5365.7	5404.4	2538.8	1338.7	0	-90
Total length:				22,567.2

Inferred Mineral Resource Estimate
On August 4, 2020, Pan American announced an updated inferred mineral resource estimate for its La Colorada skarn deposit of 100.4 million tonnes with grades averaging 44 g/t silver, 0.20% copper, 1.77% lead and 4.29% zinc, and containing 141.0 million ounces of silver, 4.3 million tonnes of zinc, 1.8 million tonnes of lead, and 199 thousand tonnes of copper using a cut-off value of US$60 per tonne after accounting for transportation, smelting and refining costs. Please see our news release dated August 4, 2020 for further details.

PAN AMERICAN SILVER CORP. 5

General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were prepared and analyzed by SGS in Durango, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to SGS demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. SGS is independent from Pan American.
Mineral reserves and mineral resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability. No mineral reserves have yet been estimated for the skarn deposit.
See the Company's Annual Information Form dated February 17, 2021, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parametres and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of NI 43-101.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and other development programs at the Company’s La Colorada properties, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of, any exploration programs; the potential generation of minerals and the quality thereof; the ability of the Company to complete a PEA, and the

PAN AMERICAN SILVER CORP. 6

timing and any results thereof; whether the skarn deposit will ever result in a new mine at La Colorada and, if so, the timing for the same.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ''measured resources'', ''indicated resources'', and ''inferred resources''. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a "measured resource" or "indicated resource" will ever be converted into a "reserve". U.S. investors should also understand that "inferred resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of "inferred resources" exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.